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                                                                November 9, 1995

To Our Shareholders:

     On behalf of the Board of Directors of Pratt & Lambert United, Inc. (the "Company"), we wish to inform you that the Company has entered into an Agreement and Plan of Merger dated as of November 4, 1995 (the "Merger Agreement") with The Sherwin-Williams Company ("Parent") and SWACQ, Inc., its wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock of the Company (including the associated Rights, the "Shares") at $35.00 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $35.00 cash per Share. The Offer and the Merger are not conditioned upon obtaining any arrangements for financing.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR AND IN THE BEST INTEREST OF THE COMPANY'S SHAREHOLDERS AND HAS APPROVED THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT (I) ALL HOLDERS OF SHARES WHO WISH TO RECEIVE CASH FOR THEIR SHARES DURING 1995 TENDER THEIR SHARES PURSUANT TO THE OFFER AND (II) ALL HOLDERS OF SHARES TENDER THEIR SHARES IN THE EVENT THE OFFER IS EXTENDED BEYOND DECEMBER 31, 1995. (See Item 8 in the attached Schedule 14D-9 for a description of federal income tax considerations.) Shareholders owning approximately 40% of the Company's Shares have granted Parent and Purchaser an option to purchase their Shares at $35.00 per Share.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion dated November 3, 1995 of Merrill Lynch & Co., the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated November 9, 1995, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          Joseph J. Castiglia
                                          President and Chief Executive Officer